September 24, 2008
VIA EDGAR
Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Mail Stop 3720

Re:	Fisher Communications, Inc.
Form 10-K for the Year ended December 31, 2007
Filed March 14, 2008
File No. 000-22439
Dear Mr. Spirgel:
     This letter responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated August 25, 2008 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) filed by Fisher Communications, Inc. (“Fisher”) on March 14, 2008. Based on prior discussions between Staff Attorney, John Zitko, and Scott Tallman of Perkins Coie LLP, counsel to Fisher, we confirmed that we expected to respond to the Comment Letter on or about September 24, 2008. For your convenience, the responses are numbered to correspond to the numbers of the comments (italicized) in the Comment Letter.
Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K Compensation Discussion and Analysis, page 21
1.	It appears that you use the surveys listed on page 22 for benchmarking purposes. For example, you disclose on page 22 that the compensation committee considers executive compensation ranging from the 25th to 75th percentile at peer companies as a component in determining compensation levels. If you use surveys to benchmark total compensation, or any material element of compensation, you must identify the companies in the surveys. See Regulation S-K Item 402(b)(2)(xiv). Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark your named executive officers’ compensation. For further guidance, see Question 118.05 of the Division of Corporation Finance

Larry Spirgel
United States Securities and Exchange Commission
September 24, 2008

Regulation S-K Compliance and Disclosure Interpretations, available on our website at
http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
Response: As noted on page 22 of Fisher’s definitive Proxy Statement on Schedule 14A, filed on March 25, 2008 (the “ Proxy Statement”), Fisher’s Compensation Committee (the ” Compensation Committee”) reviewed information from six broad third-party surveys—three competitive media surveys, and three general industry surveys with data for companies of similar size to Fisher. Together, these surveys included hundreds of companies. Because Fisher is a relatively small company and the vast majority of companies in the media industry are much larger, the Compensation Committee did not identify one peer group against which it benchmarked compensation. Instead, the Compensation Committee reviewed all of the survey data as a whole, but focused on different data points from either the media-specific surveys or the general industry surveys, depending on the executive’s position. Moreover, the Compensation Committee did not use the survey data to target the compensation of Fisher’s executive officers to be in line with a particular percentile as compared to the data in the surveys, but considered compensation levels ranging from the 25th to 75th percentiles as one component, among others identified on page 22, in making its compensation determinations.
     We respectfully submit to the SEC Staff that the identities of the hundreds of companies included in the surveys are not material and do not aid shareholders in understanding Fisher’s compensation programs and decisions. In fact, the survey results often do not include the identity of the companies in the survey or even how many companies are included in the survey. On page 22 of the Proxy Statement, Fisher provided the names and dates of the surveys used and the category of companies included in the surveys. Where available, Fisher also disclosed the approximate number of companies in the surveys. We believe that providing shareholders with sufficient context about the surveys used is more useful and less confusing to shareholders than providing a cumbersome list of hundreds of companies participating in a survey.
     For the reasons noted above, we respectfully submit that disclosure of all companies in broad third-party surveys is not necessary for investors’ understanding of Fisher’s compensation philosophy and therefore is not required. However, to the extent that the Compensation Committee should identify a peer group to benchmark its named executive officers’ compensation against, Fisher confirms that in future filings that require disclosure of Compensation Discussion and Analysis it will identify the companies in such peer group. In addition, Fisher will continue to identify and provide context for any compensation survey that is utilized to provide supplemental compensation information.

Larry Spirgel
United States Securities and Exchange Commission
September 24, 2008

2.	In future filings, please discuss more specifically the factors considered in determining compensation and explain how the consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer. Analyze how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Please see Items 402(b)(2)(v) and (vi) of Regulation S-K. For example, provide more detail relating to the factors that were considered when adjusting the salaries of your named executive officers in 2007 and why Ms. Colligan’s was decreased while all others were increased. As another example, explain why the annual cash bonus opportunity for each executive was set at various levels ranging from 25% to 50% of base salary. As a further example, explain how each of the factors mentioned in the second paragraph on page 24 relating to long-term incentive awards were considered in determining the amounts awarded to each of your named executive officers.
Response: Fisher confirms that, to the extent material, in future filings that require disclosure of Compensation Discussion and Analysis it will (i) discuss more specifically the factors considered in determining compensation and explain how the consideration of these factors resulted in the amount and form of compensation awarded to each named executive officer, and (ii) provide more analysis regarding how each compensation element is calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation.
     With respect to the first example in this comment regarding base salaries, we note that the factors that were considered in establishing 2007 base salaries are discussed on page 22 of the Proxy Statement including, among other things, promotions and/or a change of area of responsibility. As noted on page 22 of the Proxy Statement, other than for Mr. Lovejoy, 2007 base salaries represented an increase of 5% or less from 2006 base salaries, which was not considered to be material. Nevertheless, Fisher disclosed the base salary increases and the factors considered in such determinations. Fisher specifically noted that the reason for the 19% base salary increase for Mr. Lovejoy was his promotion to Senior Vice President and the related increased job responsibilities. As for Ms. Colligan, as noted in the Summary Compensation Table in the Proxy Statement, Ms. Colligan acted as Fisher’s Chief Financial Officer from August 1, 2006 to November 20, 2006. Ms. Colligan received a higher base salary for her additional responsibilities during the time she was acting as Chief Financial Officer, which resulted in her overall 2006 base salary being higher than her overall 2007 base salary. However, Ms. Colligan’s 2007 base salary was not a decrease from the 2006 base salary she received when she was not acting as Chief Financial Officer.

Larry Spirgel
United States Securities and Exchange Commission
September 24, 2008

Annual Cash Bonus, page 22
3.	We note your disclosure on page 22 that the company’s 2007 annual cash bonus structure was based upon achievement of your defined budgeted net income goal. In future filings, please disclose the performance target for the payment of annual cash bonuses. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.
Response: Fisher confirms that, to the extent material, in future filings that require disclosure of Compensation Discussion and Analysis it will disclose the performance target for the payment of annual cash bonuses, unless a sufficient basis to keep the information confidential exists. If Fisher believes that it has a sufficient basis to keep the information confidential, it will disclose in future filings how difficult it would be for the executive or how likely it would be for Fisher to achieve the undisclosed performance goal with as much detail as necessary without providing information that would result in competitive harm.
*       *       *
     Fisher hereby acknowledges that:
•	Fisher is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	Fisher may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Larry Spirgel
United States Securities and Exchange Commission
September 24, 2008

     If you have any further comments or questions regarding this letter, please contact me at (206) 404-6783 or Iveth P. Durbin of Perkins Coie LLP, counsel to Fisher, at (206) 359-6323.

Sincerely,

/s/ Colleen B. Brown Colleen B. Brown
President and Chief Executive Officer
cc: Perkins Coie LLP